

April 27, 2012

Via E-mail
W. Randy Eaddy
Kilpatrick Townsend
1001 West Fourth St.
Winston-Salem NC 27101-2400

> **Re:** **Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **PRRN14A filed on April 17, 2012**
> **Filed by Schaller Equity Partners, et al.**
> **File No. 0-28780**

Dear Mr. Eaddy:

We understand that on April 25, 2012, Cardinal Bankshares Corporation filed a complaint in the United States District Court for the Western District of Virginia in an action brought against former Bank of Floyd President Henry Logue. That complaint alleges, among other things, past and ongoing communications between members of the Schaller Coalition and Henry Logue concerning this proxy contest and the past and future operations of Cardinal. The complaint also alleges that Mr. Logue has divulged (both during and after his employment with the Bank) confidential information to Mr. Schaller and your nominee Mr. John Paul Houston and has participated in drafting some of your public communications concerning Cardinal.

Please describe, with a view to further disclosure if necessary, any contacts between you and any participant in this solicitation or their affiliates (either before or after Mr. Logue's termination). Specifically describe the approximate date, content of the communications, form of the communication and substance thereof. In addition, analyze whether Mr. Logue is a participant in this solicitation and what, if anything, he has done to facilitate it.

Please respond to this letter promptly. Your response should also indicate how you plan to file and disseminate corrective disclosure, as needed, depending on your response. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions